M.S.B. Fund, Inc.
December 31, 2001

Shareholders Voting Results (Unaudited):

The annual Meeting of Shareholders of the M.S.B. Fund, Inc., was held on April 18, 2001, at which the shareholders voted on two proposals. Each proposal and the results of the voting are set forth below.

A-Election of Directors-The first proposal concerned the election of four directors to serve a term of office of three years each, and one director to serve a term of two years.

                                              Expiration of Term      For
David Freer, Jr. .................................. 2004 1,769,028
Joseph L. Mancino.................................. 2004 1,764,397
William A. McKenna, Jr. ........................... 2004 1,774,657
Rodger D. Shay..................................... 2004 1,771,862

In addition, Messrs. Timothy A. Dempsey, Harry P. Doherty,
Joseph R. Ficalora, Michael J. Gagliardi, and David F. Holland continue as members of the Board of Directors.


B-Ratification of Independent Auditors-The second proposal concerned the ratification of the selection of Arthur Andersen LLP as Independent Auditors of the Fund for the fiscal year ending December 31, 2001. The results of the voting for the proposal were 1,770,303 for, 11,768 against, and 20,893 abstaining.